ASX/MEDIA RELEASE	8th April 2005

pSivida Expands Market for Lead
Cancer Product BrachySilTM
Pancreatic Cancer - Significant Unmet Clinical Need

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has initiated a full development programme of its proprietary BrachySilTM product in a second key cancer indication. Development has commenced to evaluate the efficacy and safety of this novel brachytherapy product in pancreatic cancer, with the clinical programme scheduled to commence before the end of 2005.

Selection of this second key indication has resulted from significant independent market research and medical opinion leader feedback and therefore represents a judicious, robust and viable development option.

Pancreatic cancer is one of the most prevalent cancers with over 232,000 new cases on a global basis per annum (Globocan 2002 statistics) and approximately 60% of new cases occurring in the developed world. With an average five year survival of 4%, pancreatic cancer represents a significant unmet clinical need.

BrachySilTM is a micron-sized particle in which the isotope 32-phosphorus is immobilised. pSivida believes that this product is unique in that it demonstrates a very high degree of isotope retention, thus reducing the risk of radioactivity effecting healthy hepatic tissue or entering the circulation and causing systemic toxicity.

The clinical programme currently being conducted in primary liver cancer has provided significant data demonstrating the product’s safety, efficacy (up to 100% tumor regression in some cases for smaller tumors) and the ease of administration via a fine gauge needle injection procedure. The ability of BrachySil™ to remain at the injection site has been another significant outcome of the trials. Multi-centre pivotal registration trials are scheduled to commence during 2005 to provide data to support registration of BrachySil™ as an approved treatment for primary liver cancer.

pSivida’s managing director Mr. Gavin Rezos said “This additional advanced development programme for BrachySilTM follows the successful completion of the initial phase of clinical evaluation for the product in primary liver cancer and is in line with our strategy to expand and maximise the market potential of this unique approach to cancer therapy. This second significant development programme will benefit enormously from the strong foundation of pharmaceutical, manufacturing and clinical experience already available for BrachySilTM, and therefore reduces risk in the pathway to regulatory approval and commercialisation.”

-ENDS-

Released by:

In Australia:	In US:
Josh Mann, CFA	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 24 patent families, 26 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.